Exhibit 21.1

Subsidiaries of Advanced Digital Information Corporation

ADIC AG, a Swiss corporation

ADIC Germany Sales & Support GmbH, a German corporation

ADIC Germany GmbH & Co. KG, a German limited partnership

ADIC Germany Beteiligungs GmbH, a German partnership

ADIC International Holdings

ADIC Limited, a UK corporation

ADIC Europe SARL, a French corporation

ADIC Manufacturing, LLC Mountaingate Imaging Systems Corporation

Pathlight Technology, Inc.